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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

SEANERGY MARITIME CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
Y 73760103
(CUSIP Number)
Evan Breibart
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y 73760103	Page	2	of	14

1	NAMES OF REPORTING PERSONS United Capital Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

	7	SOLE VOTING POWER

NUMBER OF		2,826,584(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,942,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,188,780(1)

WITH	10	SHARED DISPOSITIVE POWER

70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,769,045(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(2) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	3	of	14

1	NAMES OF REPORTING PERSONS Atrion Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		2,002,083(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,751,278(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,874,544(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.14%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(3) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock issuable upon exercise of warrants.
(4) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	4	of	14

1	NAMES OF REPORTING PERSONS Plaza Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		2,022,084(5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,942,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,821,279(5)

WITH	10	SHARED DISPOSITIVE POWER

70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,944,545(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.37%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(5) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,084 shares of Common Stock issuable upon exercise of warrants.
(6) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	5	of	14

1	NAMES OF REPORTING PERSONS Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		2,002,083(7)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,830,328(7)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,953,594(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.26%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(7) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock upon exercise of warrants. Excludes 79,050 shares of Common Stock issuable upon exercise of warrants owned by an affiliate of the Reporting Person.
(8) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	6	of	14

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		6,765,700(9)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,568,380(9)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,638,161(9)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.25%(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(9) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 6,727,000 shares of Common Stock issuable upon exercise of warrants.
(10) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	7	of	14

1	NAMES OF REPORTING PERSONS Alexios Komninos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		880,917(11)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,183,417(11)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,753,378(11)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.44%(12)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(11)For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 880,917 shares of Common Stock issuable upon exercise of warrants.
(12) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	8	of	14

1	NAMES OF REPORTING PERSONS Ioannis Tsigkounakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		400,416(13)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,872,461

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		557,916(13)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,272,877(13)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.66%(14)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(13) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 400,416 shares of Common Stock issuable upon exercise of warrants.
(14) Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	9	of	14

ITEM 1.	Security and Issuer.
     This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

ITEM 2.	Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of
Incorporation or
Place of
Name	Address	Citizenship	Occupation
United Capital	c/o 11 Poseidonos Avenue	Liberia	N/A
Investments Corp.	16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Atrion Shipbuilding Corp.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Plaza Shipbuilding Corp.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Bella Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Claudia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Katia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Victor Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
Georgios Koutsolioutsos	c/o Vgenopoulos and	Greece	Vice President, Folli
	Partners Law Firm		Follie, S.A. and
	15 Filikis Eterias Square		Chairman of the Board of
	Athens, 106 73, Greece		Issuer
Alexios Komninos	c/o Vgenopoulos and	Greece	Chief Operating Officer,
	Partners Law Firm		N. Komninos Securities,
	15 Filikis Eterias Square		S.A. and Chief Financial
	Athens, 106 73, Greece		Officer of Issuer
Ioannis Tsigkounakis	c/o Vgenopoulos and	Greece	Attorney with
	Partners Law Firm		Vgenopoulos and Partners
	15 Filikis Eterias Square		Law Firm and Secretary
	Athens, 106 73, Greece		of Issuer

(1)	The listed person is a shareholder of each of the corporate Reporting Persons.

CUSIP No.	Y 73760103	Page	10	of	14
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The source of the funds for the acquisition of the Common Stock was personal funds of Mr. Georgios Koutsolioutsos.

ITEM 4.	Purpose of Transaction.
     The purpose of the transactions are to (i) increase Mr. Georgios Koutsolioutsos’ beneficial ownership by acquiring additional shares for investment purposes; (ii) transfer 75% of the shares of Common Stock purchased by United Capital Investments Corp. on August 11, 2008 to the other three Investors (as hereinafter defined) in accordance with the intent previously disclosed; and (iii) report shares issuable upon exercise of warrants exercisable within 60 days.
     Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008 and as set forth below, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     (a) - (b) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of
	Shares Beneficially	Voting		Dispositive
Name	Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	56.54%	2,826,584	14,942,461	6,188,780	70,000
Atrion Shipbuilding Corp.	55.14%	2,002,083	14,872,461	4,751,278	0
Plaza Shipbuilding Corp.	55.37%	2,002,084	14,942,461	4,821,279	70,000
Comet Shipholding Inc.	55.26%	2,002,083	14,872,461	4,830,328	0
Georgios Koutsolioutsos	61.25%	6,765,700	14,872,461	9,568,380	0
Alexios Komninos	53.44%	880,917	14,872,461	1,183,417	0
Ioannis Tsigkounakis	52.66%	400,416	14,872,461	557,916	0
     (c) On May 20, 2008, United Capital Investments Corp., Atrion Shipbuilding Corp., Comet Shipholding Inc. and Plaza Shipbuilding Corp. (collectively, the “Investors”), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00. The Securities are subject to restrictions on transfer, and as a result, each of Messrs. Panagiotis and Simon Zafet transferred his beneficial interests in the Securities to the Investors, subject to a delayed recording of the transfer and delivery of the Securities, as required by the agreements pursuant to which the Securities are restricted.
     In addition, on each of June 5, 2008 and June 10, 2008, United Capital Investments Corp. purchased in open market transactions 413,000 shares and 200,000 shares of Common Stock, respectively, at $9.97 and $9.98 per share, respectively (the “June 5th and 10th Open Market Shares”).

CUSIP No.	Y 73760103	Page	11	of	14
     On July 15, 2008, United Capital Investments Corp. purchased a total of 2,896,171 shares of Common Stock from three shareholders. Specifically, United Capital Investments Corp. purchased 996,171 shares at $9.80 per share, which represented the market price at the time of the transaction, and 1,900,000 shares at $9.92 per share, which trades occurred after the close of the market on July 15, 2008 (the “July 15th Block Purchases”).
     On July 23, 2008 and July 24, 2008, United Capital Investments Corp. purchased a total of 3,785,590 shares of Common Stock from two shareholders. Specifically, United Capital Investments Corp. purchased 2,053,859 shares at $9.95 per share, which represented a premium over the market price at the time of the transaction, and 1,731,731 shares at $10.00 per share, which represented a premium over the market price at the time of the transaction. Both transactions occurred after the close of the market on July 23, 2008 and July 24, 2008 (the “July 23rd and 24th Block Purchases”), respectively.
     On July 23, 2008, Argonaut SPC purchased in an open market transaction 70,000 shares of Common Stock at $9.8711 per share (the “Argonaut Open Market Shares”). The principal shareholders of United Capital Investments Corp. and Plaza Shipbuilding Corp. are also principal shareholders of Oxygen Capital AEPEY, the investment manager of Argonaut SPC. Oxygen Capital AEPEY has voting and dispositive power over the shares of Common Stock owned by Argoanut SPC. As a result each of United Capital Investments Corp. and Plaza Shipbuilding Corp. may be deemed to beneficially own the shares of Common Stock owned by Argonaut SPC.
     On July 23, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 92,680 shares of Common Stock at $9.85 per share (the “Koutsolioutsos July Open Market Shares”).
     On July 30, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the July 15th Block Purchases and the July 23rd and July 24th Block Purchases to each of the other Investors, which are also Reporting Persons.
     On August 11, 2008, United Capital Investments Corp. purchased a total of 1,565,020 shares of Common Stock from one shareholder at $10.00 per share, which trade occurred after the close of the market on August 11, 2008 (the “August 11th Block Purchase” and collectively with the July 15th Block Purchase and the July 23rd and 24th Block Purchases, the “Block Purchases”). The purchase price represented a premium over the market price at the time of the transaction.
     On August 19, 2008, Mr. Ioannis Tsigkounakis purchased in open market transactions a total of 20,000 share of Common Stock at $10.00 per share (the “Tsigkounakis Open Market Shares” and collectively with the June 5th and 10th Open Market Shares, the Argonaut Open Market Shares, the Koutsolioutsos Open Market Shares, the “Open Market Shares”).
     On August 25, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 400,000 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August 25th Open Market Shares”).
     On August 29, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 38,700 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August 29th Open Market Shares” and collectively with the Koutsolioutsos August 25th Open Market Shares and Koutsolioutsos July Open Market Shares, the “Koutsolioutsos Open Market Shares”).
     On September 3, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the August 11th Block Purchase to each of the other Investors, which are also Reporting Persons.

CUSIP No.	Y 73760103	Page	12	of	14

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Concurrently with entering into the SPA, the Issuer, the Issuer’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Issuer’s former Chief Operating Officer and director, Mr. Simon Zafet, the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Insiders”) entered into a voting agreement (the “Voting Agreement”), a copy of which is incorporated herein by this reference to the original Schedule 13D filed on May 30, 2008. Because the Securities sold by Messrs. Panagiotis and Simon Zafet to the Investors could not be transferred of record to the Investors until the applicable lock-up period associated with the Securities expired, they are parties to the Voting Agreement.
     The Voting Agreement applies with respect to the voting of the Purchased Shares, the shares of the Issuer’s Common Stock issuable to the Investors pursuant to the terms of the Master Agreement (as defined in the Voting Agreement) and to the shares of the Issuer’s Common Stock issued to the Insiders prior to the Issuer’s initial public offering. The Voting Agreement does not apply to shares of the Issuer’s Common Stock issuable upon exercise of warrants or except as described below, to shares of the Issuer’s Common Stock purchased in the open market.
     On August 21, 2008, the parties to the Voting Agreement executed an amendment pursuant to which the June 5th and 10th Open Market Shares and the Block Purchase Shares (collectively, the “Investor Additional Purchased Shares”) became subject to the terms of the Voting Agreement. On August 26, 2008, the parties to the Voting Agreement executed another amendment pursuant to which the Tsigkounakis Open Market Shares, Koutsolioutsos July Open Market Shares and Koutsolioutsos August 25th Open Market Shares (collectively, the “Insider Additional Purchased Shares”) became subject to the terms of the Voting Agreement. The Voting Agreement shall terminate with respect to the Investor Additional Purchased Shares and the Insider Additional Purchased Shares upon the earlier of (i) the sale of any of such shares to one or more third parties not affiliated with an Investor or such Insider, as the case may be; and (ii) two (2) years after the date of the Voting Agreement.
     Under the terms of the Voting Agreement for a period of up to two years: (i) each of the Investors and the Insiders has the right to nominate, and each such other party shall vote its shares in favor of, the election of six directors appointed by the other group, and (ii) the Investors and the Insiders shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or the Insiders’ ownership of Common Stock subject to the Voting Agreement falls below certain agreed to thresholds, then the other group shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that upon request of the Investors, the Issuer shall cause its officers, other than Mr. Ploughman, to resign as officers and the Investors shall have the right to appoint such officers’ replacements.

CUSIP No.	Y 73760103	Page	13	of	14

ITEM 7.	Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement dated May 20, 2008.(1)

2.	Voting Agreement dated May 20, 2008(1)

3.	Joint Filing Agreement dated May 30, 2008 among United Capital Investments Corp., Atrion Shipbuilding Corp., Plaza Shipbuilding Corp., Comet Shipholding Inc., Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis (1)

4.	Amendment No. 1 to Voting Agreement dated July 25, 2008 (2)

5.	Amendment No. 2 to Voting Agreement dated August 21, 2008 (3)

6.	Amendment No. 3 to Voting Agreement dated August 27, 2008 (4)

(1)	Previously filed as an exhibit to the Schedule 13D filed on May 30, 2008.

(2)	Previously filed as an Exhibit to Amendment No. 3 to Schedule 13D filed on July 30, 2008.

(3)	Previously filed as an Exhibit to Amendment No. 5 to Schedule 13D filed on August 25, 2008.

(4)	Previously filed as an Exhibit to Amendment No. 6 to Schedule 13D filed on August 27, 2008.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 10, 2008

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

ATRION SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

PLAZA SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

COMET SHIPHOLDING INC.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

/s/ Georgios Koutsolioutsos
Georgios Koutsolioutsos

/s/ Alexios Komninos
Alexios Komninos

/s/ Ioannis Tsigkounakis
Ioannis Tsigkounakis